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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                               FORM 15

    Certification and Notice of Termination of Registration under
 Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
               of the Securities Exchange Act of 1934.

                 Commission File Number:    1-170-2

                        BP Amoco Corporation
       (Exact name of registrant as specified in its charter)

                       200 East Randolph Drive
                       Chicago, Illinois 60601
                           (312) 856-6111
         (Address, including zip code, and telephone number,
                including area code, of registrant's
                    principal executive offices)

                   Common Stock, without par value
        Guarantee of Amoco Company 8 5/8% debentures due 2016
      (Title of each class of securities covered by this Form)

                                None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [X]     Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(1)(ii)     [ ]     Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(i)      [ ]     Rule 12h-3(b)(2)(ii)   [ ]
Rule 12g-4(a)(2)(ii)     [ ]     Rule 15d-6             [ ]
Rule 12h-3(b)(1)(i)      [X]

     Approximate number of holders of record as of the certification
or notice date:   1

     Pursuant to the requirements of the Securities Exchange Act of 1934, BP Amoco Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 7, 1999                     By:  /s/ P. J. Clayton
                                           Name: P. J. Clayton
                                           Title: Corporate Secretary
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.